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                                                                    News Release
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For Immediate Release                                                  CONTACTS:
October 24, 1999                                           COLUMBIA ENERGY GROUP
                                          Thomas L. Hughes (Financial Community)
                                                                    703/561-6001
                                                  R. A. Rankin, Jr. (News Media)
                                                                    703/561-6044
                                                               KEKST AND COMPANY
                                                    Michael Freitag (News Media)
                                                                    212/521-4800

COLUMBIA ENERGY GROUP REJECTS INADEQUATE NISOURCE PROPOSAL;
WILL EXPLORE STRATEGIC ALTERNATIVES TO ENHANCE VALUE

    HERNDON, Va., Oct. 24 -- Columbia Energy Group announced today that its board of directors has unanimously rejected the latest unsolicited offer from NiSource Inc. and authorized Columbia's management to explore strategic alternatives.

    The board determined that the revised cash tender offer by NiSource for all of Columbia's outstanding common stock for $74 per share is inadequate and not in the best interests of the company or its shareholders. Accordingly, the board strongly recommends that Columbia's shareholders not tender their shares to NiSource. The tender offer is currently scheduled to expire on Nov. 12, 1999.

    The Columbia board's determination that NiSource's latest unsolicited offer is inadequate is based, in part, on written opinions from Morgan Stanley Dean Witter and Salomon Smith Barney Inc. In addition to the financial inadequacy of the offer, the board continues to be concerned about the significant conditions and serious regulatory hurdles associated with the NiSource proposal.

    In recognition of the current business environment and many opportunities available in the rapidly evolving energy industry, the board has authorized management and its advisors to explore and evaluate a number of strategic alternatives to generate value in excess of that which the company's business plan or the NiSource proposal could create. As part of this process, Columbia will initiate discussions with third parties regarding possible transactions, including a merger, reorganization, or the disposition of a material amount of assets. The company noted there can be no assurance that these discussions will result in a transaction or any other action.

    Oliver G. Richard III, Columbia's chairman, president and chief executive officer, said: "This is a time of tremendous change in the energy services industry. For creative, forward-looking companies like Columbia, it is a time of promising opportunities, but also of challenges. Consequently, our board and management are firmly committed to exploring thoroughly the opportunities available to us and considering all possible alternatives for enhancing shareholder value."

    Richard today sent the following letter to Gary Neale, chairman, president and chief executive officer of NiSource Inc.:

Dear Gary:

    This letter is in response to NiSource's tender offer for all of Columbia's outstanding shares at a revised cash price per share of $74 (the "Revised Offer"). Columbia's Board carefully considered the Revised Offer with the assistance of its financial and legal advisors. After careful deliberation, Columbia's Board has unanimously determined that the Revised Offer is inadequate and not in the best interests of Columbia or its shareholders. Accordingly, the Columbia Board is strongly recommending to Columbia shareholders that they not tender their shares into the Revised Offer.
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    In making its determination, Columbia's Board took into account several factors. These factors include the written opinions of Morgan Stanley Dean Witter and Salomon Smith Barney Inc. that the Revised Offer was inadequate from a financial point of view to the company's shareholders and the significant conditions and serious regulatory hurdles associated with the Revised Offer.

    Notwithstanding this determination, the Board recognizes the rapid change taking place in the energy industry and the resulting need for a timely evaluation of all strategic alternatives available to Columbia. The Board has therefore determined that it is in the best interests of Columbia and its shareholders to authorize management -- with the advice and assistance of Columbia's financial and legal advisors -- to explore and evaluate a number of strategic alternatives to generate shareholder value greater than that which Columbia's business plan or the Revised Offer can create.

    As part of this process, we will initiate discussions with third parties -- including NiSource, if it is interested -- regarding possible transactions designed to significantly enhance value for our shareholders. We intend to consider a variety of strategic alternatives, including an extraordinary transaction, such as a merger, reorganization or the disposition by Columbia of a material amount of assets. Of course, there can be no assurance that this process will result in any such transaction.

    We continue to have serious questions about the strategic and financial merits of a combination of our two companies, as well as about NiSource's ability to satisfy the conditions of its financing commitments and successfully complete a transaction of the magnitude required. Nonetheless, be assured that we will attempt to accommodate NiSource's participation in this process.

    This is a time of tremendous change and exciting opportunities in the rapidly deregulating energy industry. I believe the action taken by Columbia's Board will enable both of our companies to move beyond the litigation and other disruptive and counterproductive activities of the past four months, and to pursue initiatives that are in the best interests of our shareholders, employees, customers and the communities we serve.

                                          Sincerely,
                                          Oliver G. Richard III

    Columbia Energy Group, based in Herndon, Va., is one of the nation's leading energy services companies, with assets of approximately $7 billion. Its operating companies engage in all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as retail energy marketing, propane and petroleum product sales, and electric power generation. Information about Columbia Energy Group (NYSE:CG) is available on the Internet at WWW.COLUMBIAENERGYGROUP.COM.

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